4.17


October 20, 2003

Chas Radovich
President
BioGentec, Inc.
2445 McCabe Way, Suite 150
Irvine, CA 92614

Dear Chas:

It was a pleasure meeting with you Saturday. Thank you for the opportunity to assist BioGentec, Inc. with its accounting and reporting issues. It sounds like you have a very exciting company with activities on several fronts and I'm looking forward to helping you and your team achieve your goals.

The following summarizes my understanding of the services that I am to provide, along with my billing rate and payment terms:

o Based upon information you provide, I will assist with the preparation of the Form 10-QSB for the period ended September 30, 2003, as well as the Registration Statement expected to be filed in November 2003.

o My billing will be at the rate of $115 per hour, based upon actual hours worked. A retainer in the amount of $3,000 will be paid in advance. When this amount of fees has been incurred, an additional retainer will be paid so that I will not be in a receivable position.

Please note that although I am a CPA, I will be performing no audit or attest functions whatsoever. My services will be performed strictly from an internal perspective, and not as an outside auditor. I will express no opinion or any other assurance regarding your financial statements. Any statements or schedules I prepare will be for internal discussion purposes only. Any SEC documents that I work on will be filed only after they have been approved by outside auditors and legal counsel.

Chas, if this meets with your approval, please sign below and fax a copy to me. Thank you for this opportunity.

Agreed:                                              Agreed:

/s/ Chas Radovich                                    /s/ Eric Hopkins
-----------------------------                        ---------------------------
Chas Radovich, President                             Eric Hopkins, CPA